FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549



          REPORT OF FOREIGN ISSUER


          Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




          For November 7, 1997




          NAM TAI ELECTRONICS, INC.
          (Registrant's name in English)




            Unit 9, 15/F, Tower 1
            China Hong Kong City, 33 Canton Road
            TST, Kowloon, Hong Kong


NAM TAI ELECTRONICS, INC.
NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com


               NAM TAI ELECTRONICS, INC. ANNOUNCES
              3rd-Qtr EPS UP 165% TO $1.06 vs. $0.40

VANCOUVER, CANADA November 7, 1997 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced results for the third quarter ended September 30, 1997. Net sales increased 12% to $31,245,000 compared to sales of $28,005,000 in the third quarter ended September 30, 1996. Operating income for the third quarter 1997 increased by 34% to $3,878,000 compared to 1996 third quarter operating income of $2,893,000. Net income for the period increased by 164% to $8,751,000 compared to $3,318,000 in the third quarter of 1996. Earnings per share for the third quarter of 1997 increased by 165% to $1.06 per share from $0.40 per share for the prior year period. Extraordinary income contributed $5,318,235 or $0.65 to net income and income per share, respectively.


Net sales for the nine months ended September 30, 1997 increased by 31% to $102,841,000 from $78,247,000 for the first nine months of 1996. Operating income for the first nine months of 1997 increased by 154% to $15,513,000 from $6,101,000 for the prior year period. Net income for the period increased by 213% to $22,084,000 from $7,060,000 for 1996. Earnings per share for the first nine months of 1997 increased by 219% to $2.75 from $0.86 per share for the prior year period.


Nam Tai is a full service contract manufacturer working on behalf of major original equipment manufacturers (OEMs) from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's products include personal organizers, spell checkers, dictionaries and electronic calculators as well as complex electronic subassemblies and electronic components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.


                              -more-

Page 2 of 3
NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED SEPTEMBER 30, 1997 AND 1996
(In Thousands of U.S. Dollars except per share data)


                                    Three months ended     Nine months ended
                                       September 30          September 30
                                     1997       1996         1997       1996
Net sales                           $31,245   $28,005      $102,841   $78,247
Cost of sales                        23,709    21,661        75,465    61,960

  Gross profit                        7,536     6,344        27,376    16,287
                                     ------    ------        ------    ------
Costs and expenses
  Selling, general and
   administrative expenses            3,125     3,204        10,789     9,527
  Research and development
   expenses                             533       247         1,074       659
                                      3,658     3,451        11,863    10,186
                                     ------    ------        ------    ------
Income from operations                3,878     2,893        15,513     6,101

  Gain (loss) on disposal of
    fixed assets                      2,298        (1)        1,664        (1)
  Other income - net                  2,654       499         5,265     1,116
  Interest expense                       (1)      (15)          (38)      (34)


Income before income tax              8,829      3,376        22,404    7,182
Provision for income tax recovery
 (expense)                              (78)       (58)         (320)    (122)

Net income                          $ 8,751    $ 3,318       $22,084  $ 7,060

Per share amounts (in dollars):

 Earnings per share                  $ 1.06    $  0.40        $ 2.75   $ 0.86

 Weighted average common shares
 outstanding and common stock
 equivalents                       8,228,865  8,179,709  8,042,366  8,201,896

Page 3 of 3
NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 1997 AND DECEMBER 31, 1996
(In Thousands of U.S. Dollars)
                                               September 30        December 31
                                                       1997               1996
ASSETS                                           (unaudited)
Current assets:
  Cash and cash equivalents                         $ 4,287            $ 1,761
  Term deposits                                      41,693             15,980
  Accounts receivable                                18,370             16,589
  Inventories                                         8,945             10,511
  Prepaid expenses and deposits                       3,804              1,768

      Total current assets                           77,099             46,609
                                                     ------             ------
Long term investment                                    833              4,050

Property, plant and equipment, at cost               43,067             46,751
  Less: Accumulated depreciation and
            amortization                            (11,778)           (10,264)
                                                    -------            -------
                                                     31,289             36,487

Other assets                                          1,302              1,245

      Total assets                                 $110,523            $88,391

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable                                       2,051              5,186
  Accounts payable and accrued expenses              16,635             16,184
  Income tax payable                                    342                 31

      Total liabilities                              19,028             21,401
                                                     ------             ------
Shareholders' equity:
  Common stock                                           82                 78
  Additional paid-in capital                         32,094             28,572
  Stock option grants                                     0                305
  Retained earnings                                  59,295             38,007
  Foreign currency translation adjustment                24                 28

     Total shareholders' equity                      91,495             66,990
                                                     ------             ------
     Total liabilities and
     shareholders' equity                          $110,523            $88,391

                         -end-

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-
36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       For and on behalf of
                                       Nam Tai Electronics, Inc.


                                       ______________________
                                       M.K. Koo, Chairman

          Date: November 7, 1997